Exhibit (e)(14)
Thursday, May 21, 2009
Dear Paul:
We are excited to have you on the team as a key leader at AMICAS. We thank you in advance for the efforts that will be dedicated providing the best solutions for image and information management in healthcare. To that end, we have worked to provide an appropriate compensation package for you for 2009.
With regard to your role and compensation, the following summary is provided:

Effective Date:	April 9, 2009

Title:	Sr. Vice President, Marketing & Business Development

Semi-Monthly Salary:	$7,083.34 (for an annual equivalent of $170,000.00)

Leadership Bonus Plan:	See Appendix 1

Orders Override Plan:	See Appendix 2

Equity:	Your stock options were previously granted and communicated to you.

Severance:	To the extent that you are employed full-time by the Company and you are terminated without cause, you will be entitled severance in an amount equal to 6 months of your current base salary, paid in the form of salary continuation. Additionally, the Company will also agree to pay for up to 3 months of COBRA payments to enable you to continue coverage under the Company’s health insurance program. You will be required to sign a comprehensive release agreement to be eligible for any of the severance payments and benefits described above.
AMICAS is an at-will employer. This letter does not constitute an employment agreement or contract. As an at-will-employee, your employment with AMICAS may be terminated at any time, with or without cause by either party. As an employee of AMICAS, you will be subject to all applicable policies of the employee handbook and your benefits will be governed by the applicable plan documents. All policies are subject to change at the sole discretion of AMICAS. You understand and agree that the compensation, severance, bonus and incentives contained in this letter and the attached bonus plans supersede any and all other compensation, severance, bonus or incentive plans or promises that may have been offered or provided by the Company.
Please review, sign and return all the documents to Denise Mitchell for record maintenance.
Once again — thank you for all that you do to make AMICAS everything it is and everything it can be! This is a very exciting time for us and we look forward to your continued efforts and contributions.

Sincerely,

Stephen Kahane
CEO & Chairman

Agreed to:
/s/ Paul Merrild	May 22, 2009
Paul Merrild	Date

AMICAS, Inc | 20 Guest Street | Suite 400 | Boston, MA 02135 | 800.490.8465 | http://www.amicas.com